UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 23, 2015

Willis Group Holdings Public Limited Company

(Exact name of registrant as specified in its charter)

Ireland	001-16503	98-0352587
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Willis Group Limited, 51 Lime Street, London, EC3M 7DQ, England and Wales

(Address, including Zip Code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (011) (44)-(20)-3124-6000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

Supplemental Disclosures

The purpose of this Form 8-K is to update the joint proxy statement/prospectus included in the Registration Statement on Form S-4, file No. 333-206605 (the “joint proxy statement/prospectus”), filed by Willis Group Holdings Public Limited Company (“Willis”) with the Securities and Exchange Commission (the “SEC”), declared effective by the SEC on October 13, 2015, and mailed by Willis and Towers Watson & Co. (“Towers Watson”) to their respective shareholders or stockholders, as applicable, commencing on October 13, 2015. The information contained in this Form 8-K is incorporated by reference into the above-mentioned joint proxy statement/prospectus. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the joint proxy statement/prospectus, the information in this Current Report on Form 8-K shall supersede or supplement the information in the joint proxy statement/prospectus.

WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY

ELMPARK, MERRION ROAD DUBLIN 4, IRELAND

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (THE “WILLIS EGM”) ADJOURNED TO DECEMBER 11, 2015

As previously disclosed on Willis’ Current Report on Form 8-K filed on June 30, 2015, Willis entered into an Agreement and Plan of Merger, dated as of June 29, 2015 (the “Merger Agreement”), by and among Willis, Citadel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Willis (“Merger Sub”), and Towers Watson, pursuant to which Merger Sub will be merged with and into Towers Watson, with Towers Watson continuing as the surviving corporation (the “Merger”).

As previously disclosed on Willis’ Current Report on Form 8-K filed on November 19, 2015, Willis entered into Amendment No.1 to the Agreement and Plan of Merger to (i) increase the pre-merger special dividend that Towers Watson intends to declare and pay prior to the closing date of the transactions contemplated by the Merger Agreement from $4.87 per share to $10.00 per share of Towers Watson common stock, (ii) provide that Towers Watson and Willis will adjourn or postpone their respective meetings originally scheduled for November 18, 2015 and adjourned to November 20, 2015 to a date to be agreed upon by Willis and Towers Watson, and in no event, later than December 16, 2015, and to further adjourn their respective meetings for an additional 30 days if necessary to obtain shareholder or stockholder approval, as applicable, of the merger-related proposals upon the request of the other party, (iii) eliminate Willis’ obligation to reimburse Towers Watson’s fees and expenses up to $45,000,000 if Willis or Towers Watson terminates the Merger Agreement because Willis’ shareholders fail to approve the issuance of Willis ordinary shares in connection with the Merger, and (iv) require Towers Watson to pay in cash $60,000,000 for Willis’ out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts and other representatives) if (x) either Willis or Towers Watson terminates the Merger Agreement because Towers Watson’s stockholders fail to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger or Willis’ shareholders fail to approve the issuance of Willis ordinary shares in connection with the Merger or (y) Willis terminates the Merger Agreement due to a breach by Towers Watson which would result in the conditions to the consummation of the Merger not being satisfied. Capitalized terms used in this Notice have the meaning given to those terms in the joint proxy statement/prospectus. This Notice is in addition to and is not a substitute for, and does not qualify, amend, withdraw or override in any way, the notice of the Willis EGM (the “EGM Notice”) that was originally sent to Willis shareholders and the EGM Notice continues to be the notice of the Willis EGM for all purposes.

The proposals to be voted on at the Willis EGM, as set forth in the joint proxy statement/prospectus, remain unchanged and are set forth below.

NOTICE IS HEREBY GIVEN of the Willis EGM that was opened at 9:30 a.m. (local time) on November 18, 2015, adjourned to 9:30 a.m. (local time) on November 20, 2015 and was opened and further adjourned to 8:30 a.m. (local time) on December 11, 2015 and is to be held at The Conrad New York Hotel, located at 102 North End Avenue, New York, NY 10282 for the purpose of considering and, if thought fit, passing the following resolutions the precise text of which is set forth in the section entitled “Willis Proposals” beginning on page 58 of the joint proxy statement/prospectus (the “Willis EGM Resolutions”), resolutions 1, 3 and 4 of which will be proposed as ordinary resolutions and resolution 2 of which will be proposed as a special resolution. The resolutions may be voted on in such order as is determined by the Chairman of the Willis EGM so that, for the avoidance of doubt, a vote may be taken on the resolution regarding the Willis Adjournment Proposal before a vote is taken on any other resolution:

Time:	8:30 a.m. local time

Date:	December 11, 2015

Place:	The Conrad New York Hotel 102 North End Avenue New York, NY 10282

Purpose:

Willis Resolution 1 (the Willis Share Issuance Proposal): to approve the issuance of Willis ordinary shares to stockholders of Towers Watson as the merger consideration in connection with the merger as contemplated by the Agreement and Plan of Merger, dated June 29, 2015 (as it may be amended from time to time, the “Merger Agreement”), among Willis, Towers Watson & Co. and Citadel Merger Sub, Inc.;

Willis Resolution 2 (the Willis Name Change Proposal): to approve the name change of “Willis Group Holdings Public Limited Company” to “Willis Towers Watson Public Limited Company,” subject to, and immediately after, the consummation of the merger;

Willis Resolution 3 (the Willis Consolidation Proposal): to approve a consolidation (i.e., a reverse stock split under Irish law) whereby every 2.6490 Willis ordinary shares will be consolidated into one Willis ordinary share, $0.000304635 nominal value per share, subject to, and immediately after, the consummation of the merger; and

Willis Resolution 4 (the Willis Adjournment Proposal): to approve and consent to the adjournment of the Willis EGM, or any adjournments thereof, to another time and place if, in the discretion of the Chairman, it is necessary or appropriate to, among other things, solicit additional proxies if there are insufficient votes received by way of proxy, at the time of the Willis EGM to approve the Willis Share Issuance Proposal, the Willis Name Change Proposal and/or the Willis Consolidation Proposal.

Completion of the merger is conditioned on, among other things, approval of the Willis Share Issuance Proposal. Approval of each of the Willis Name Change Proposal, the Willis Consolidation Proposal and the Willis Adjournment Proposal at the Willis EGM is not a condition to the obligation of Willis to consummate the merger. Accordingly, if all of the conditions to the merger are satisfied or waived, Willis intends to complete the merger, whether or not the Willis Name Change Proposal, the Willis Consolidation Proposal or the Willis Adjournment Proposal have been approved. In addition, the implementation of the Willis Name Change Proposal and the Willis Consolidation Proposal are each conditioned on the consummation of the merger.

The joint proxy statement/prospectus describes the purpose and business of the Willis EGM, contains a detailed description of the Merger Agreement and the merger and includes a copy of the Merger Agreement as Annex A. Please read these documents carefully before deciding how to vote.

Record Date:	The record date for the Willis EGM has been fixed by the board of directors as the close of business on October 2, 2015. Willis shareholders of record at that time are entitled to vote at the Willis EGM.

The Willis board of directors recommends unanimously that Willis shareholders vote “FOR” the Willis Share Issuance Proposal, “FOR” the Willis Name Change Proposal, “FOR” the Willis Consolidation Proposal and “FOR” the Willis Adjournment Proposal.

More information about the transaction and the Willis EGM Resolutions is contained in the joint proxy statement/prospectus. We urge all Willis shareholders to read the joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 34 of the joint proxy statement/prospectus. The joint proxy statement/prospectus, other business and financial information of Willis, and other relevant documents and information concerning the Willis EGM and the proposed transaction can be found at http://www.sec.gov or at http://www.willis.com via the “Investors” link.

Shareholders entitled to attend and vote at the Willis EGM may participate in such meeting in Ireland by technological means which will be available at the offices of Matheson, 70 Sir John Rogerson’s Quay, Dublin 2, Ireland at the time of the meeting (and such participation shall constitute presence in person at the EGM).

By order of the Board of Directors,

Dominic Casserley

Chief Executive Officer and Director

November 23, 2015

YOUR VOTE IS IMPORTANT

If you previously submitted a proxy for the Willis EGM originally scheduled for November 18, 2015, which proxy has not subsequently been revoked, and are a holder of record on October 2, 2015, Willis intends to vote these proxies at the adjourned Willis EGM on December 11, 2015. However, if you have not previously submitted a proxy or wish to change your vote, we urge you to complete, sign, date and promptly mail your proxy card or cast your vote in person or by delivering your proxy via telephone or via the Internet as described in the joint proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Both Willis and Towers Watson file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You may read and copy any materials that either Willis or Towers Watson files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the Public Reference Room. In addition, Willis and Towers Watson file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Willis at http://www.willis.com via the “Investors” link, or from Towers Watson by accessing Towers Watson’s website at http://www.towerswatson.com and clicking on the “Investors” link.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the SEC that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the SEC by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY, 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.

Additional risks and factors are identified under “Risk Factors” in Willis’ and Towers Watson’s Annual Reports on Form 10-K for their most recent fiscal years, as may be updated in their subsequent filings with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 23, 2015	WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY

	By:	/s/ Matthew S. Furman
	Name:	Matthew S. Furman
	Title:	Executive Vice President and Group General Counsel